Tidal Trust V

234 West Florida Street, Suite 700

Milwaukee, WI 53204

August 14, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust V (the “Trust”)

File Nos. 333-289817; 811-24116

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-26-012021) on June 4, 2026, for the purpose of registering shares of the Defiance Situational Awareness Select ETF (the “Fund”) as a new series of the Trust.

No securities were sold in connection with the Amendment in respect of the Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis

Chief Operating Officer

Tidal Investments LLC, on behalf of Tidal Trust V